MARTIN MIDSTREAM PARTNERS L.P.
4200 Stone Road
Kilgore, Texas 75662

January 4, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Keira Nakada and Suying Li

Re: Martin Midstream Partners L.P.
Form 10-K for the Fiscal Year ended December 31, 2020
Filed March 3, 2021
Form 10-Q for the Quarterly Period Ended September 30, 2021
Filed October 25, 2021
Item 2.02 on Form 8-K Filed October 20, 2021
File No. 000-50056

Dear Keira Nakada and Suying Li:
    This letter sets forth the response of Martin Midstream Partners L.P. (the “Partnership”) to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 21, 2021 (the “Comment Letter”). For your convenience, we have repeated the comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
Form 10-K for the Fiscal Year Ended December 31, 2020
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 49
1.While you refer to “distributable cash flow” and “adjusted free cash flow” as non-GAAP performance measures in your Form 10-K for the fiscal year ended December 31, 2020 and Form 10-Q for the fiscal quarter ended September 30, 2021, they appear to be non-GAAP liquidity measures because they are significant measures to “compare basic cash flows generated by us to the cash distributions we expect to pay our unitholders” and “reflect the amount of cash available for reducing debt, investing in additional capital projects, paying distributions, and similar matters.” Please revise your disclosure to reconcile these non-GAAP liquidity measures to net cash provided by (used in) operating activities, which appears to be the most directly comparable GAAP measure. Please disclose the most directly comparable GAAP measure with equal or greater prominence wherever

U.S. Securities and Exchange Commission

January 4, 2022

“distributable cash flow” and “adjusted free cash flow” are disclosed. We refer you to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Item 2.02 Form 8-K for the fiscal quarter ended September 30, 2021.
In response to the Commission’s comment, the Partnership will revise the non-GAAP reconciliations for “distributable cash flow” and “adjusted free cash flow” in future filings to provide a reconciliation to net cash provided by (used in) operating activities.  In addition, the Partnership will disclose cash provided by (used in) operating activities with equal or greater prominence wherever “distributable cash flow” or “adjusted free cash flow” are disclosed.

If you have any questions regarding the foregoing response or require further information, please contact Robert D. Bondurant, our President and Chief Executive Officer, at (903) 983-6200.

Sincerely,

/s/ Robert D. Bondurant

Robert D. Bondurant
President and Chief Executive Officer

cc:    Sharon Taylor
    Chris Booth
    David Cannon